Exhibit 12.1

Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	For the Fiscal Year Ended September 30,
	2012	2011	2010	2009	2008
Earnings:
Pretax income (loss) from continuing operations	$39,752	$(9,834)	$(19,947)	$(26,594)	$(44,882)
Less - noncontrolling interests	—	—	(8)	(1,549)	(6,482)
Less - equity in (earnings) losses of affiliates	(3,439)	(10,377)	(4,870)	(1,279)	15,656
Add - cash distributions received from equity investments	3,463	4,522	5,104	6,128	15,647
	39,776	(15,689)	(19,721)	(23,294)	(20,061)
Fixed charges	4,941	15,643	13,386	20,520	47,581
Total	$44,717	$(46)	$(6,335)	$(2,774)	$27,520

Fixed Charges:
Interest expense	$4,741	$15,343	$13,086	$20,199	$47,266
Estimated interest portion of rent expense (2)	200	300	300	321	315
Total	$4,941	$15,643	$13,386	$20,520	$47,581

Ratio of earnings to fixed charges	9.1	(1)	(1)	(1)	(1)

(1)
Earnings for fiscal 2011, 2010, 2009 and 2008 were inadequate to cover fixed charges. The coverage deficiencies for those periods were $15.7 million, $19.7 million, $23.3 million and $20.1 million, respectively.

(2)	Estimated to be 8% of rent expense.